UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 2)*

                                BIOCIRCUITS CORPORATION
                                    (Name of Issuer)

                                      Common Stock
                             (Title of Class of Securities)

                                      09058W-10-1
                                     (CUSIP Number)

                                   Donald S. Scherer
                    Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                               A Professional Corporation
                          Three Embarcadero Center, Suite 700
                                San Francisco, CA  94111
                                     (415) 434-1600
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                      July 3, 1997
                             (Date of Event which Requires
                               Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Exhibit Index on Page 20
                                     Total Pages 21





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 2 of 21



       1   Name of Reporting Person             H&Q BIOCIRCUITS INVESTORS, L.P.

           IRS Identification No. of Above Person


       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         PN


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 3 of 21



       1   Name of Reporting Person                 H&Q BIOCIRCUITS INVESTMENT
                                                            MANAGEMENT CO., LLC

           S.S. No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         00


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 4 of 21



       1   Name of Reporting Person                           WILLIAM R. TIMKEN

           S.S. No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 5 of 21



       1   Name of Reporting Person                               BRUCE CROCKER

           S.S. No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 6 of 21



       1   Name of Reporting Person                          DANIEL H. CASE III

           S.S. No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         IN


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 7 of 21



       1   Name of Reporting Person    HAMBRECHT & QUIST MANAGEMENT CORPORATION

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 8 of 21



       1   Name of Reporting Person                HAMBRECHT & QUIST CALIFORNIA

           S.S. No. of Above Person

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power           3,032,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                      3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D            Page 9 of 21



       1   Name of Reporting Person                     HAMBRECHT & QUIST GROUP

           S.S. No. of Above Person                                  94-2856927

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        Delaware


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power           3,032,192*


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                      3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 10 of 21



       1   Name of Reporting Person                        WILLIAM R. HAMBRECHT

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group            (a) [ ]

                                                                       (b) [x]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   3,032,192*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,032,192*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,032,192*


       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]


       13   Percent of Class Represented by Amount in Row 11             16.5%*


       14   Type of Reporting Person                                         IN


     *   See response to Item 5.






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 11 of 21


             Item 1.  Security and Issuer

                     This Amendment to Schedule 13D relates to the Common
             Stock, par value $.001 (the "Common Stock"), of Biocircuits Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1324 Chesapeake Terrace, Sunnyvale, California 94089.

                     This Amendment is being filed to report the
             acquisition on July 3, 1997 by H&Q Biocircuits Investors, L.P. (the "Purchaser") of 1,050,000 units (the "Units") at a purchase price of $0.75 per Unit. Each Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $0.75 per share (the "Warrants").

             Item 2.  Identity and Background

                     (a), (b) & (c)   The following information is given
             with respect to the persons filing this statement:

                     H&Q Biocircuits Investors, L.P. is a Delaware limited
             partnership formed to invest in the Company. Its principal office is at One Bush Street, San Francisco, California 94104. Its Investment General Partner is H&Q Biocircuits Investment Management, LLC, and its Administrative General Partner is Hambrecht & Quist Management Corporation, each of which is described below.

                     H&Q Biocircuits Investment Management Co., LLC, is a
             Delaware limited liability company formed in 1995 to serve as the Investment General Partner of H&Q Biocircuits Investors, L.P. (described above). Its three member-managers are William R. Timken, Daniel H. Case III and Bruce Crocker. Messrs. Timken and Case are described below. Mr. Crocker is a principal in the corporate finance department of H&Q Group (described below).

                     Hambrecht & Quist Management Corporation is a
             California corporation that is a wholly-owned subsidiary of Hambrecht & Quist California (described below). Its principal office is at One Bush Street, San Francisco,
             California 94104. The directors and executive officers of Hambrecht & Quist Management Corporation are the following:






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 12 of 21


                                                               Principal
                                                               Occupation
     Name               Position            Address            (Business)

     William R.         Director,           One Bush St.       Chairman of H&Q
     Hambrecht          President           San Francisco,     Group
                                            CA 94104

     Standish O'Grady   Director, VP        One Bush St.       Managing
                                            San Francisco,     Director of H&Q
                                            CA 94104           Group

     Patrick J. Allen   Director, VP,       One Bush St.       V.P., CFO of H&Q
                        CFO                 San Francisco,     Group
                                            CA 94104

     Steven N.          Director, VP,       One Bush St.       V.P., Sec'y of
     Machtinger         Secretary           San Francisco,     H&Q Group
                                            CA 94104

     Jackie A.          VP                  One Bush St.       CFO of the H&Q
     Berterretche                           San Francisco,     Venture
                                            CA 94104           Department

     Samuel D.          VP                  One Bush St.       VP of the H&Q
     Kingsland                              San Francisco,     Venture
                                            CA 94104           Department

     Frederick C.       VP                  One Bush St.       Associate in the
     Wasch                                  San Francisco,     H&Q Venture
                                            CA 94104           Department


                     Hambrecht & Quist California ("H&Q California") is a
             California corporation wholly owned by H&Q Group (described below), with its principal office at One Bush Street, San Francisco, California 94104. The directors and executive officers of H&Q California are the following:

                                                               Principal
                                                               Occupation
     Name               Position            Address            Business

     Daniel H.          Director,           One Bush St.       President, CEO
     Case III           President CEO       San Francisco,     of H&Q Group
                                            CA 94104

     William R.         Director,           One Bush St.       Chairman of H&Q
     Hambrecht          Chairman            San Francisco,     Group
                                            CA 94104






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 13 of 21


                                                               Principal
                                                               Occupation
     Name               Position            Address            Business

     William R.         Director, Vice      One Bush St.       Vice Chairman of
     Timken             Chairman            San Francisco,     H&Q Group
                                            CA 94104

     Howard B.          Director            c/o Hambrecht &    President of
     Hillman                                Quist              Auto-Trol
                                            One Bush St.       Technology Corp.
                                            San Francisco,
                                            CA 94104

     William E. Mayer   Director            c/o Hambrecht &    Founder,
                                            Quist              Development
                                            One Bush St.       Capital LLC
                                            San Francisco,
                                            CA 94104

     William J. Perry   Director            c/o Hambrecht &    Professor,
                                            Quist              Stanford
                                            One Bush St.       University
                                            San Francisco,
                                            CA 94104

     Edmund H.          Director            c/o Hambrecht &    Vice President
     Shea, Jr.                              Quist              of J.F. Shea
                                            One Bush St.       Co., Inc.
                                            San Francisco,     (construction
                                            CA 94104           and venture
                                                               capital)

     Patrick J. Allen   CFO                 One Bush St.       CFO of H&Q Group
                                            San Francisco,
                                            CA 94104

     Steven N.          General Counsel,    One Bush St.       General Counsel,
     Machtinger         Secretary           San Francisco,     Secretary of H&Q
                                            CA 94104           Group


                     Hambrecht & Quist Group ("H&Q Group") is a publicly-
             held Delaware corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group, directly and through associated enti-ties, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 14 of 21


                                                               Principal
                                                               Occupation
     Name               Position            Address            (Business)

     Daniel H. Case     Director,           One Bush St.       Same as Position
     III                President, CEO      San Francisco,
                                            CA 94104

     William R.         Director,           One Bush St.       Same as Position
     Hambrecht          Chairman            San Francisco,
                                            CA 94104

     William R.         Director, Vice      One Bush St.       Same as Position
     Timken             Chairman            San Francisco,
                                            CA 94104

     Howard B.          Director            c/o Hambrecht &    President of
     Hillman                                Quist              Auto-Trol
                                            One Bush Street    Technology Corp.
                                            San Francisco,
                                            CA 94104

     William E. Mayer   Director            c/o Hambrecht &    Founder,
                                            Quist              Development
                                            One Bush Street    Capital LLC
                                            San Francisco,
                                            CA 94104

     William J. Perry   Director            c/o Hambrecht &    Professor,
                                            Quist              Stanford
                                            One Bush Street    University
                                            San Francisco,
                                            CA 94104

     Edmund H. Shea,    Director            c/o Hambrecht &    Vice President
     Jr.                                    Quist              of J.F. Shea
                                            One Bush Street    Co., Inc. (con-
                                            San Francisco,     struction and
                                            CA 94104           venture capital)

     Patrick J. Allen   CFO                 One Bush Street    Same as Position
                                            San Francisco,
                                            CA 94104

     Steven N.          General Counsel,    One Bush St.       Same as Position
     Machtinger         Secretary           San Francisco,
                                            CA 94104


                     (d) & (e)   To the best knowledge of the reporting
             persons, during the last five years none of the reporting persons or their officers, directors or controlling persons






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 15 of 21


             has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f) All individuals referred to above are United
             States citizens unless otherwise indicated.


             Item 3. Source and Amount of Funds or Other Consideration.

                     The aggregate purchase price of the Units was
             $787,500; these funds were obtained from the Purchaser's available cash.


             Item 4. Purpose of Transaction.

                     The Purchaser purchased the Units pursuant to a
             Common Stock and Warrant Purchase Agreement dated as of
             July 2, 1997 (the "Purchase Agreement"), by and among the Company, the Purchaser and other purchasers specified therein (collectively, the "Purchasers").

                     The Purchaser purchased the Units from the Company as
             an investment. Depending on market conditions and other factors, the Purchaser may, at any time or from time to time, sell all or some of its securities of the Company, or may purchase additional securities of the Company in the open market or in private transactions.

                     Pursuant to Section 9 of the Purchase Agreement, the
             Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") registering the sale by the Purchasers, from time to time, of the Common Stock purchased in the Unit financing and of the Common Stock issuable upon exercise of the Warrants that the Purchasers acquired in the Unit financing.

                     Except as set forth above, the reporting persons have
             no plans or proposals which relate to or would result in the following types of transactions or events:

                     (a) an extraordinary corporate transaction, such as a
             merger, reorganization or liquidation, involving the Company or any of its subsidiaries;






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 16 of 21


                     (b) a sale or transfer of a material amount of assets
             of the Company or any of its subsidiaries;

                     (c) any change in the present board of directors or
             management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

                     (d) any material change in the present capitalization
             or dividend policy of the Company;

                     (e) any other material change in the Company's
             business or corporate structure;

                     (f) changes in the Company's charter, by-laws or
             instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                     (g) causing a class of securities of the Company to
             be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                     (h) a class of equity securities of the Company
             becoming eligible for termination of registration pursuant to
             Section 12(g)(4) of the Securities Exchange Act; or

                     (i) any action similar to those enumerated above.


             Item 5. Interest in Securities of the Issuer

                     (a) The Company has informed the reporting persons
             that on July 14, 1997, 17,134,888 shares of Common Stock were outstanding. As of the date hereof, the Purchaser beneficially owns 3,032,192 shares of Common Stock, which represents beneficial ownership of approximately 16.5% of the issued and outstanding shares of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934).

                     (b) Because the Purchaser's voting and investment
             decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule 13D shall not be construed as an admission by any reporting person that it is a beneficial






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 17 of 21


             owner of any securities other than those directly held by such reporting person.

                     Under the definition of "beneficial ownership" in
             Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that the directors and executive officers of H&Q Group, H&Q California or H&Q Management Corporation might be deemed the "beneficial owners" of some or all of the securi-ties to which this statement relates in that they might be deemed to share the power to direct the voting and disposition of such securities. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any such individual is the beneficial owner of any of the securities to which the statement relates, either for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

                     (c) During the past 60 days, the only transaction
             effected by the reporting persons in the Issuer's securities was the Purchaser's acquisition of 1,050,000 Units, as described in more detail above.

                     (d) Not applicable.

                     (e) Not applicable.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

                     The Purchaser acquired the Units pursuant to the
             Purchase Agreement which is described in Item 4 above. The Purchase Agreement is Exhibit 5 to this Schedule 13D and is incorporated by reference.


             Item 7. Material to Be Filed as Exhibits.

                     1.  Joint Filing Undertaking.

                     2. Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated May 9, 1995, by and between the Company and certain purchasers.

                     3. Voting Agreement, dated May 9, 1995, by and between the Company and certain purchasers.

                     4. Common Stock and Warrant Purchase Agreement dated April 15, 1997, by and between the Company and certain Purchasers.






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 18 of 21


                     5. Common Stock and Warrant Purchases Agreement dated as of July 2, 1997 by and between the Company and the Purchasers.






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 19 of 21


                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  July 15, 1997

             H&Q BIOCIRCUITS INVESTORS, L.P.   HAMBRECHT & QUIST MANAGEMENT
                                               CORPORATION

             By: /s/ Jackie A. Berterretche
                 ___________________________   By: /s/ Jackie A. Berterretche
                 Jackie A. Berterretche            ___________________________
                 Attorney-in-Fact                  Jackie A. Berterretche
                                                   Attorney-in-Fact

             H&Q BIOCIRCUITS INVESTMENT
             MANAGEMENT CO., LLC               HAMBRECHT & QUIST CALIFORNIA


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 ___________________________       ___________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             WILLIAM R. TIMKEN                 HAMBRECHT & QUIST GROUP


             By: /s/ William R. Timken         By: /s/ Jackie A. Berterretche
                 ___________________________       ___________________________
                                                   Jackie A. Berterretche
                                                   Attorney-in-Fact
             BRUCE CROCKER

                                               WILLIAM R. HAMBRECHT
             By: /s/ Jackie A. Berterretche
                 ___________________________
                 Jackie A. Berterretche        By: /s/ Jackie A. Berterretche
                 Attorney-in-Fact                  ___________________________
                                                   Jackie A. Berterretche
                                                   Attorney-in-Fact
             DANIEL H. CASE III


             By: /s/ Jackie A. Berterretche
                 ___________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 20 of 21


                                     EXHIBIT INDEX

             Exhibit 1       Joint Filing Undertaking

             Exhibit 2       Series A Convertible
                             Preferred Stock and Warrant
                             Purchase Agreement dated
                             May 9, 1995 by and between
                             the Company and certain
                             purchasers (incorporated by
                             reference to Exhibit 2 of
                             Schedule 13D filed by Venrock
                             Associates with the
                             Commission on July 14, 1995)

             Exhibit 3       Voting Agreement dated May 9,
                             1995 by and between the
                             Company and certain
                             purchasers (incorporated by
                             reference to Exhibit 3 of
                             Schedule 13D filed by Venrock
                             Associates with the
                             Commission on July 14, 1995)

             Exhibit 4       Common Stock and Warrant
                             Purchase Agreement dated
                             April 15, 1997 by and between
                             the Company and the
                             Purchasers (incorporated by
                             reference to the exhibits
                             filed with the Issuer's
                             Registration Statement on
                             Form S-3 (333-26079) filed
                             with the Commission on
                             April 29, 1997).

             Exhibit 5       Common Stock and Warrant
                             Purchase Agreement dated as
                             of July 2, 1997 by and
                             between the Company and the
                             Purchasers (incorporated by
                             reference to the exhibits
                             filed with the Issuer's
                             Registration Statement on
                             Form S-3 (333-26079)
                             filed with the Commission on
                             July 18, 1997).






             CUSIP No. 09058W-10-1    SCHEDULE 13D           Page 21 of 21


                                JOINT FILING UNDERTAKING

                     The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to this
             Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and any subsequent amendment jointly on behalf of each of such parties.

             DATED:  July 15, 1997

             H&Q BIOCIRCUITS INVESTORS, L.P.   HAMBRECHT & QUIST MANAGEMENT
                                               CORPORATION

             By: /s/ Jackie A. Berterretche
                 ___________________________   By: /s/ Jackie A. Berterretche
                 Jackie A. Berterretche            ___________________________
                 Attorney-in-Fact                  Jackie A. Berterretche
                                                   Attorney-in-Fact

             H&Q BIOCIRCUITS INVESTMENT
             MANAGEMENT CO., LLC               HAMBRECHT & QUIST CALIFORNIA


             By: /s/ Jackie A. Berterretche    By: /s/ Jackie A. Berterretche
                 ___________________________       ___________________________
                 Jackie A. Berterretche            Jackie A. Berterretche
                 Attorney-in-Fact                  Attorney-in-Fact


             WILLIAM R. TIMKEN                 HAMBRECHT & QUIST GROUP


             By: /s/ William R. Timken         By: /s/ Jackie A. Berterretche
                 ___________________________       ___________________________
                                                   Jackie A. Berterretche
             BRUCE CROCKER                         Attorney-in-Fact

                                               WILLIAM R. HAMBRECHT
             By: /s/ Jackie A. Berterretche
                 ___________________________
                 Jackie A. Berterretche        By: /s/ Jackie A. Berterretche
                 Attorney-in-Fact                  ___________________________
                                                   Jackie A. Berterretche
             DANIEL H. CASE III                    Attorney-in-Fact


             By: /s/ Jackie A. Berterretche
                 ___________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact